CLIFFORD CHANCE US LLP 31 WEST 52ND STREET NEW YORK, NY 10019-6131 TEL +1 212 878 8000 FAX +1 212 878 8375 www.cliffordchance.com

VIA EDGAR AND BY FEDERAL EXPRESS Andrew D. Mew Division of Corporation Finance Securities and Exchange Commission 100 F Street, N.E. Washington, DC 20549	Direct Dial: +1 212 878 3250 E-mail: jonathan.zonis@cliffordchance.com sarah.levitt@cliffordchance.com June 18, 2012

Re:	Brazilian Electric Power Company
Form 20-F for the Fiscal Year Ended December 31, 2010
Filed October 17, 2011
Response dated January 31, 2012
File No. 001-34129

Dear Mr. Mew,

On behalf of Centrais Elétricas Brasileiras S.A. – Eletrobras (the “Company”), set forth below are the responses of the Company to the comments of the staff of the Department of Corporation Finance of the Securities and Exchange Commission (the “Staff”), contained in the Staff’s letter dated May 1, 2012 (the “May 1 Letter”), with respect to (i) the Annual Report for the fiscal year ended December 31, 2010 on Form 20-F (File No. 001-34129) filed by the Company on October 17, 2011 (the “2010 Annual Report”), (ii) the response letter filed by the Company on January 31, 2012 (the “January 31 Response Letter”) in response to the Staff’s letter dated December 30, 2011 (the “December 30 Letter”) and (iii) the response letter filed by the Company on April 13, 2012 (the “April 13 Response Letter”) in response to the Staff’s letter dated February 15, 2012 (the “February 15 Letter”).

For convenience of reference, each Staff comment is reprinted below in bold and italics, numbered to correspond with paragraph numbers assigned in the May 1 Letter, and is followed by the corresponding response of the Company. Capitalized terms used and not otherwise defined in this letter that are defined in the 2010 Annual Report or any amendment thereto shall have the meanings set forth in the 2010 Annual Report or any amendment thereto.

Form 20-F

Item 18. Financial Statements, page 126

Andrew D. Mew

June 18, 2012

Note 15. Investments, page 61

1.	We have reviewed your response to prior comment 5. Please confirm you will provide disclosure in your amended filing showing for each of your investments in associates the total revenues and fair value required.

In response to the Staff’s comment, the Company respectfully advises the Staff that, in Note 14 to its 2011 Annual Report, the Company included the total revenues for each of its investments in associates and the fair value for each of its investments in associates with shares listed on the BM&FBOVESPA, the São Paulo stock exchange.

Note 18. Financial Asset – ITAIPU, page 80

2.	We note your response to comment 4. You state that “Due to the fact that the other generation assets did not meet the requirements under IFRIC 12, the Company presented these amounts separately and disclosed this fact in footnote 18.” Please tell us where in the footnote you disclosed this fact, the amount of the infrastructure that did meet the requirements of IFRIC 12 to be classified as a financial asset and the amounts of the other generation assets other than the infrastructure of Itaipu that did not meet the requirements under IFRIC 12. Please explain to us how your classification of each of these line items is appropriately classified as a financial asset. See paragraphs 23 to 25 of IFRIC 12.

In response to the Staff’s comment, the Company respectfully advises the Staff that Note 18 only refers to IFRIC 12 in the context of Itaipu. A discussion of the remaining generation assets that did not meet the requirements of IFRIC 12 can be found in Note 16. For further explanation, please see Notes 3.13, 3.14 and 3.15 of the Company’s 2010 Annual Report.

In Note 3.13, the Company explains why the generation assets do not meet the requirements under IFRIC 12.

Note 3.14 details the Company’s analysis of IFRIC-12, and in this Note, the Company provides explanations of the accounting models chosen for each of its segments (generation, transmission and distribution) based on IFRIC 12. For example, the

Andrew D. Mew

June 18, 2012

Company states that in the electricity generation business, except for Itaipu and Amazonas Energia, IFRIC 12 (Services Concession Arrangements) is not applicable, and the infrastructure assets remain classified as fixed assets. IFRIC 12, however, is applicable to electricity distribution and transmission assets under the mixed (bifurcated) model and the financial model, respectively.

In Note 3.14, the Company also provides an explanation as to why Itaipu should be considered a financial asset within the scope of IFRIC 12. The Company classified Itaipu as a financial assets based on the following: (i) Itaipu Binacional is governed by a Bilateral Treaty signed in 1973 which established that certain tariffs will exclusively cover expenses and the debt service of the Company; (ii) the tariff basis and trading terms are in force until 2023, which is a significant portion of the useful life of the plant; (iii) the financial flow was mainly established to pay the Company’s debt service which matures in 2023; (iv) the trading of electricity from Itaipu is the result of contracts previously signed with distributors under previously defined payment conditions; (v) under Law No. 10,438 of April 26, 2002, the commitment to acquire and transfer electricity services from Itaipu Binacional transferred from Furnas and Eletrosul to the Company. Debt related to electricity trading from Itaipu Binacional was renegotiated with the Company. These debts were initially accounted for at fair value, but they were subsequently measured at amortized cost using the effective interest rate method. The terms of the treaty guarantee reimbursement of the Company even if there is a lack of generating capacity or operational problems with the plant.

In Note 3.15, the Company explains why certain receivables from the Company’s concessions are classified as financial assets.

Note 16. Fixed Assets, page 76

3.	We note your responses to prior comments 6, 7 and 8. Please explain to us your accounting for the miscellaneous Special Obligations such as consumer spending and union budget appropriations and the accounting literature you rely upon. Further, please tell us what consideration was given to segregating in a separate line item those Special Obligations that revert to the grantor upon expiration of the relevant concession from other Special Obligations which are deducted from the value of your fixed distribution assets when determining the base amount for calculating tariffs

Andrew D. Mew

June 18, 2012

In response to the Staff’s comment, the Company respectfully advises the Staff that the Company used IFRIC 18 and IAS 20 to account for miscellaneous Special Obligations. Special Obligations are comprised of amounts that the Company receives from third parties to be used for infrastructure that will increase connections to the grid or provide access to the supply of energy. The Company received some of these resources directly from the Brazilian government.

The Company accounts for these resources as assets. The Company also records corresponding liabilities because, in the distribution segment, Special Obligations are amortized in the same manner as the related assets to avoid any impact on tariffs.

For all of the Company’s segments, any residual amount of Special Obligations remaining at the end of the concession period would be deducted from the value of the corresponding asset. There is no cash outflow related to this deduction.

Based on the specific nature of these resources, the Company presents them as a deduction from fixed assets following paragraph 24 of IAS 20 and the specific Brazilian regulations associated with Special Obligations.

Special Obligations are only included in the base amount for calculating tariffs for the Company’s distribution companies.

4.	We note that Capitalizations do not reflect the capitalization of interest of borrowings relating to construction of fixed assets however we do not note where you have addressed that portion of our prior comment 6 requesting you disclose the amount of borrowing costs capitalized during the period. Please revise or advise us why the disclosure required by IAS 23 is not applicable.

In response to the Staff’s comment, the Company respectfully advises the Staff that it incorrectly labeled these items “Capitalizations” in its 2010 Annual Report and that these items should have been labeled “Special Obligations.” Note 16 does not set forth the amount of borrowing costs capitalized during the period. Accordingly, because the amounts in Note 16 are Special Obligations and not Capitalizations, IAS 23 does not apply.

Andrew D. Mew

June 18, 2012

The amount of borrowing costs that were capitalized was R$239 million in 2010 and R$106 million in 2009. The majority of these borrowing costs are related to two projects under construction by the Company’s subsidiary Furnas, and both of these projects have impairment charges. As a result, the capitalization is limited to the recoverable amount of the corresponding fixed asset. The Company has not included disclosure on the capitalized amounts because it considers these amounts to be immaterial.

The Company did not disclose the capitalized amounts in its 2011 Annual Report, but the total amount was R$328. The Company will continue to evaluate and monitor this issue and, to the extent material, it will disclose this amount in future filings.

Note 46. Main Consolidated Financial Statement Impacts resulting from the first-time adoption of IFRS as compared to U.S. GAAP, page 144

5.	We have reviewed your response to prior comment 13 and note the addition of two columns to segregate the adjustments related to Itaipu Effect and IFRIC 12. As previously requested, please revise to describe and quantify each material adjustment which you have combined on the face of the reconciliations of income statement and balance sheets from BR GAAP to IFRS. In this regard, the proposed explanations of the adjustments in your January 31st response should be expanded to quantify the relevant adjustment and indicate what financial statement captions are impacted. Refer to Item 17 of Form 20-F for additional guidance.

In response to the Staff’s comment, the Company would like to highlight the fact that historically – through 2009 - for purposes of filing with the SEC, the Company prepared its financial statements using U.S. GAAP and not Brazilian GAAP. In its 2010 and 2011 Form 20-F the Company provided a reconciliation between U.S.GAAP and IFRS as issued by the IASB. However, the starting point in determining IFRS financial statements was Brazilian GAAP as used in preparing the Company’s statutory financial statements in Brazil. The Company is currently preparing a reconciliation that complies with the disclosure requirements of Item 17 of Form 20-F to reconcile those Brazilian GAAP financial statements to IFRS. Accordingly, when the Company files an amended Form 20-F to

Andrew D. Mew

June 18, 2012

include the 3-09 financial statements of CEMAR, CEEE-D, CEEE-GT and CTEEP at the end of June, the Company will revise Note 43 to include such information. Additionally, the Company intends to provide the Staff with a draft of this revised note next week prior to the filing of its amended Form 20-F.

Exhibits 12.1 and 12.2

6.	We note Form 20-F, Amendment 2 filed on January 31, 2012 as well as Form 20-F, Amendment 3 filed on April 25, 2012 continued to include the title of the individual at the beginning of the certification despite our repeated comment and your representation in your responses dated January 31, 2012 and April 13, 2012 that you would remove the individual’s title from the certification in “all future filings.” We understood “all future filings” to include any subsequent amendments to your Form 20-F. Please revise your certifications as previously requested in all future filings.

In response to the Staff’s comment, the Company respectfully advises the Staff that it will remove the individual’s title from the certification in all future filings. The Company has removed the title in the certifications in its 2011 Annual Report on Form 20-F.

The Company hereby acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Sincerely,

/s/ Armando Casado de Araújo
Armando Casado de Araújo

cc: Jonathan Zonis